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Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

February 19, 2021

VIA EDGAR

Re: Paysafe Limited Amendment No. 1 to Registration Statement on Form F-4 Filed February 1, 2021 File No. 333-251552

Donald E. Field Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Field:

On behalf of Paysafe Limited (“Paysafe”), and to facilitate the Staff’s review of the above referenced Registration Statement on Form F-4 (the “Registration Statement”), we are providing the following responses to your comment letter, dated February 16, 2021. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by Paysafe. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission	2	February 19, 2021

Amendment No. 1 to Registration Statement on Form F-4

Background of the Business Combination, page 129

1.

We note your response to our prior comment 10 and reissue it in part. We note that FTAC shareholders are voting to approve the proposed business combination and essentially their equity ownership percentage in the post-combination company. We also note certain instances where the discussion references that the parties discussed or proposed different pro forma equity ownership calculations or changed the transaction structure or financing to ensure a certain pro forma equity ownership outcome. In each case, no specific details are disclosed. Please revise this section to more clearly detail how the FTAC shareholder’s equity ownership percentage was specifically negotiated and ultimately determined. In this regard, we note key events appear to have occurred on or around October 15th, October 19th and November 24th of 2020.

Paysafe advises the Staff that it intends to revise the disclosure on pages 131 and 133 as set forth below in response to the Staff’s comments 2, 3 and 4 to more clearly detail how the equity ownership percentage of the FTAC shareholders was negotiated and determined, including the events of October 15, 2020, October 19, 2020, October 22, 2020 and November 24, 2020.

2.

We note on October 15, 2020 that representatives of FTAC provided an initial nonbinding indication of interest to representatives of PGHL, which contemplated a total enterprise valuation for the post-closing combined company of $10.5 billion and a proposed pro forma equity ownership calculation. Please revise to specifically detail the proposed pro forma equity ownership calculation to include relative percentages between the different shareholder contingency groups and specifically the proposed pro forma equity ownership of FTAC’s public shareholders.

Paysafe advises the Staff that it intends to revise the disclosure on page 131 to detail the proposed pro forma equity ownership and the proposed pro forma equity ownership of FTAC public shareholders as shown below.

On October 15, 2020, representatives of FTAC provided an initial non-binding indication of interest to representatives of PGHL, which contemplated, among other things, a total enterprise valuation for the post-closing combined company of $10.5 billion and a proposed pro forma equity ownership calculation. The pro forma equity ownership was determined based on the valuation and the dollar amounts from the (a) Trust Account, (b) Forward Purchase and (c) PIPE Investment, in each case, calculated at $10.00 per Company Common Share, with the balance of the enterprise value allocated to the existing PGHL equityholders after accounting for agreed debt reduction and allocation of transaction expenses. The October 15, 2020 proposal implied the following pro forma equity ownership (in each case assuming no redemptions): (i) FTAC’s public stockholders (excluding Cannae under the Forward Purchase) would hold approximately 16.0% of the outstanding common shares of the post-combination company, (ii) the PIPE Investors (including Cannae) would hold approximately 27.3% of the outstanding common shares of the post-combination company, (iii) Cannae (under the Forward Purchase) would hold approximately 1.6% of the outstanding common shares of the post-combination company, (iv) the Founder (including Cannae) would hold approximately 4.0% of the outstanding common shares of the post-combination company and (v) PGHL, which will be jointly controlled by the CVC Investors and the Blackstone Investors, would hold approximately 51.0% of the outstanding common shares of the post-combination company.

Securities and Exchange Commission	3	February 19, 2021

3.

We note on October 19, 2020 that representatives of PGHL provided an initial draft term sheet to representatives of FTAC outlining the basic parameters for a transaction between PGHL and FTAC. We also note that the initial term sheet set forth an updated pro forma equity ownership calculation. Please revise to specifically detail the updated pro forma equity ownership calculation to include relative percentages between the different shareholder contingency groups and specifically the updated pro forma equity ownership of FTAC’s public shareholders.

Paysafe advises the Staff that the total enterprise value and pro forma equity ownership reflected in the October 19, 2020 proposal was unchanged from the October 15, 2020 initial non-binding indication of interest and intends to revise its disclosure on page 131 to so clarify as shown below.

On October 19, 2020, representatives of PGHL provided an initial draft term sheet (the “Term Sheet”) to representatives of FTAC outlining the basic parameters for a transaction between PGHL and FTAC. The initial Term Sheet contemplated, among other things, (i) a total enterprise valuation for the post-closing combined company of $~~10.6~~10.5 billion, (ii) two tranches of earnout securities to be issued by the Company to PGHL if the price of the Company Common Shares met certain thresholds in the seven (7) year period post-Closing, (iii) the parties raising a $2.5 billion private placement, (iv) the forfeiture by the Founder of certain of its FTAC Class B Common Stock if the Available Cash Amount at Closing was less than $3.9 billion, (v) certain “lock-up” arrangements for the Sponsor Persons, the CVC Investors and the Blackstone Investors, (vi) the proposed composition of the post-closing board of directors of the Company and (vii) an updated pro forma equity ownership calculation. The pro forma equity ownership was determined based on the valuation and the dollar amounts from the (a) Trust Account, (b) Forward Purchase and (c) PIPE Investment, in each case, calculated at $10.00 per Company Common Share, with the balance of the enterprise value allocated to the existing PGHL equityholders after accounting for agreed debt reduction and allocation of transaction expenses. The pro forma equity ownership reflected in the October 19, 2020 proposal was unchanged from the October 15, 2020 initial non-binding indication of interest.

Securities and Exchange Commission	4	February 19, 2021

In addition, Paysafe intends to revise its disclosure on page 131 to provide additional detail concerning a revised proposal from PGHL on October 22, 2020, reflecting a revised calculation of the total enterprise valuation for the post-closing combined company of $10.6 billion, including the revised pro forma equity ownership percentages as set forth below.

On October 20, 2020, representatives of FTAC sent a revised draft of the Term Sheet to representatives of PGHL. The primary open issues in the revised term sheet were (i) the calculation of consideration to be paid to PGHL, (ii) the amount to be invested by Cannae LLC in the PIPE Investment, (iii) the relative duration of the Sponsor Persons’ “lock-up” and the Blackstone Investors and CVC Investors “lock-up” and (iv) the proposed composition of the post-closing board of directors of the Company.

On October 22, 2020, representatives of PGHL sent a revised draft of the Term Sheet to representatives of FTAC reflecting a revised calculation of the total enterprise valuation for the post-closing combined company of $10.6 billion and PGHL’s proposal for a “fall-away” of the Sponsor Persons’ “lock-up” and the Blackstone Investors and CVC Investors “lock-up”. The October 22, 2020 proposal implied the following pro forma equity ownership, which reflected the revised calculation of the consideration to be paid to PGHL (in each case assuming no redemptions): (i) FTAC’s public stockholders (excluding Cannae under the Forward Purchase) would hold approximately 16.7% of the outstanding common shares of the post-combination company, (ii) the PIPE Investors (including Cannae) would hold approximately 28.4% of the outstanding common shares of the post-combination company, (iii) Cannae (under the Forward Purchase) would hold approximately 1.7% of the outstanding common shares of the post-combination company, (iv) the Founder (including Cannae) would hold approximately 4.2% of the outstanding common shares of the post-combination company and (v) PGHL, which will be jointly controlled by the CVC Investors and the Blackstone Investors, would hold approximately 49.0% of the outstanding common shares of the post-combination company.

Securities and Exchange Commission	5	February 19, 2021

4.

We note your disclosure that based on feedback from and following discussions among representatives of PGHL, the placement agents and certain anchor investors, it was determined that the total enterprise valuation for the post-closing combined company should be reduced to $9 billion and the contemplated PIPE investment should be reduced to $2 billion to ensure best execution in connection with the contemplated PIPE investment and enable the CVC investors and the Blackstone investors to retain a greater ownership interest in the post-closing combined company. Please revise to detail how these changes to the deal structure affected the pro forma equity ownership calculations to include relative percentages between the different shareholder contingency groups and specifically the pro forma equity ownership of FTAC’s public shareholders. To the extent the pro forma equity ownership calculations were discussed at the November 24, 2020 meeting, please revise accordingly.

Paysafe advises the Staff that it intends to revise its disclosure on page 133 as follows to detail how the changes to the deal structure affected the pro forma equity ownership calculations, to include relative percentages between the different shareholder contingency groups and specifically the pro forma equity ownership of FTAC’s public shareholders.

Based on feedback from and following discussions among representatives of PGHL, the Placement Agents and certain anchor investors, it was determined that the total enterprise valuation for the post-closing combined company should be reduced to $9 billion and the contemplated PIPE Investment should be reduced to $2 billion, in each case, to ensure best execution in connection with the contemplated PIPE Investment and enable the CVC Investors and the Blackstone Investors to retain a greater ownership interest in the post-closing combined company at the lower valuation (than if the size of the PIPE Investment had remained unchanged). The reduction in total enterprise valuation was also expected to enhance the attractiveness of the proposed Business Combination to FTAC’s public stockholders and current potential investors, as the same number of shares issued in respect of proceeds from the Trust Account (calculated at $10.00 per Company Common Share) would represent a greater ownership interest in the post-closing combined company at the lower valuation. As detailed below, the implied percentage ownership of FTAC’s public stockholders (excluding Cannae under the Forward Purchase) increased to 20.4% at the lower valuation as compared to 16.7% at the valuation in the October 22, 2020 proposal.

Securities and Exchange Commission	6	February 19, 2021

On November 24, 2020, representatives of FTAC, PGHL and the Placement Agents met to discuss the updated terms of the potential business combination that FTAC and PGHL had agreed to, including, among other things, (i) a reduction in the total enterprise value of the Company from $10.6 billion to $9.0 billion, (ii) a reduction in the size of the contemplated PIPE Investment from $2.5 billion to $2.0 billion, (iii) a reduction in the Available Cash Amount required to be delivered by FTAC to PGHL at the Closing from $3.7 billion to $3.4 billion, (iv) the elimination of any “earnout” shares to be issued to PGHL and (v) the forfeiture, prior to the closing of the Business Combination, of 7,987,877 shares of FTAC Class B Common Stock by the Founder and certain of the Sponsor Persons. The pro forma equity ownership was determined based on the valuation and the dollar amounts from the (a) Trust Account, (b) Forward Purchase and (c) PIPE Investment, in each case, calculated at $10.00 per Company Common Share, with the balance of the enterprise value allocated to the existing PGHL equityholders after accounting for agreed debt reduction and allocation of transaction expenses. The reduction in both the total enterprise valuation for the post-closing combined company and the contemplated PIPE Investment changed both the aggregate transaction consideration and the available cash consideration and therefore, consistent with the calculation of stock consideration in the merger agreement, and together with the forfeiture of the shares of the Founder FTAC Class B Common Stock specified above, modified the pro forma equity ownership, as follows (in each case assuming no redemptions): (i) FTAC’s public stockholders (excluding Cannae under the Forward Purchase) would hold approximately 20.4% of the outstanding common shares of the post-combination company, (ii) the PIPE Investors (excluding Cannae) would hold approximately 22.9% of the outstanding common shares of the post-combination company, (iii) Cannae (including its PIPE Investment, the amounts under the Forward Purchase but excluding the amounts included in the Founder) would hold approximately 7.0% of the outstanding common shares of the post-combination company, (iv) the Founder (including Cannae) would hold approximately 4.0% of the outstanding common shares of the post-combination company and (v) PGHL, which will be jointly controlled by the CVC Investors and the Blackstone Investors, would hold approximately 45.7% of the outstanding common shares of the post-combination company. The resulting pro forma equity ownership calculations were not specifically discussed at the November 24, 2020 meeting, and, as noted above, are a function of the change in valuation and PIPE Investment (and the associated calculation and allocation of consideration under the merger agreement), which were effected based on the reasons previously indicated.

Securities and Exchange Commission	7	February 19, 2021

5.

We note your response to prior comment 12. Please elaborate upon the illustrative base returns for a four year old period and exit multiples as well as the similar characteristics of other transactions involving Mr. Foley and what the similarity of those transactions was intended to convey to the Board. Also, if the Board took these factors into account in approving the transaction, please revise to state as much under “FTAC’s Board of Director’s Reasons for the Approval of the Business Combination.”

Paysafe advises the Staff that it intends to revise its disclosure on pages 134 and 135 to elaborate and discuss such factors in greater detail and clarify the FTAC Board’s consideration of such factors as shown below.

On December 4, 2020, the FTAC Board met telephonically to discuss and evaluate the potential business combination with PGHL, with representatives of FTAC management and Weil participating. Representatives of Weil reviewed with the FTAC Board its fiduciary duties and a representative of FTAC management summarized the material terms of the transaction documents, including those contained in the merger agreement and related agreements, including the subscription agreements. One of the members of the FTAC Board reviewed with the other members of the FTAC Board the enhancements to the terms of the transaction structure, including a reduction in the Available Cash Amount required to be delivered by FTAC to PGHL at the Closing from $3.7 billion to $3.4 billion and the elimination of any “earnout” shares to be issued to PGHL; the strategic rationale for the transaction; Paysafe’s historical financial statements and the prospective financial information prepared by Paysafe (see the section entitled “—Unaudited Prospective Financial Information” below); illustrative base returns for a four year hold period ~~and~~assuming exit multiples between 20-25x next twelve month EBITDA, reflecting a range of internal rate of return of 30.9% to 39.2% and a multiple on invested capital of 2.9x to 3.8x, in each case, based on the FTAC initial public offering price of $10.00 per share, recognizing that the achievement of such returns could not be assured; similar characteristics to other transactions involving Mr. Foley in the financial technologies industry, including an attractive platform with a defensible market position and multiple attractive acquisition opportunities to strengthen market position further; and key opportunities for change and transformation in the Paysafe business, including organic expansion through growth and integration of existing platforms, acquisition opportunities in digital wallet and eCommerce and cost savings from platform integration. The FTAC Board discussed the terms of the transaction, opportunities for growth of the Paysafe business, and the implied valuation of the Paysafe business, including the fact that the investor interest in the PIPE Investment at the valuation implied by the transactions indicated support for the reasonableness of the consideration being paid. A representative of FTAC management then reviewed with the FTAC Board the various relationships among Messrs. Foley, Holland, Linehan, Ms. Meinhardt, and Messrs. Massey, Coy, Ducommun and Gravelle, the Founder and Trasimene Capital, each as disclosed in the materials provided to the FTAC Board in advance of the meeting. After further discussion, including asking questions of FTAC management and Weil, Mr. Foley then informed the FTAC Board that, as a result of any potential conflicts that could arise by virtue of his and Mr. Massey’s direct and indirect interests in the Founder and the Founder’s interests in FTAC, Messrs. Foley and Massey would abstain from the vote of the FTAC Board with respect to the matters being considered by the FTAC Board. Upon a motion duly made and seconded, the FTAC Board unanimously, among those voting, (i) determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of FTAC’s stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of such date; (iii) approved the transactions contemplated by the merger agreement as a business combination; and (iv) adopted a resolution recommending the Merger be adopted by FTAC’s stockholders.

Securities and Exchange Commission	8	February 19, 2021

In addition, Paysafe intends to revise its disclosure on page 136 related to the factors the FTAC Board considered as shown below.

•

Due Diligence. FTAC’s management and advisors conducted significant due diligence examinations of Paysafe, including: conducting commercial due diligence, conducting financial, tax and legal due diligence, conducting discussions with the Paysafe’s management and FTAC’s financial, tax and legal advisors concerning such due diligence examination of Paysafe;

Securities and Exchange Commission	9	February 19, 2021

•

Illustrative Base Returns and Similar Characteristics to Other Transactions. The Business Combination could provide base returns for a four year hold period assuming exit multiples between 20-25x next twelve month EBITDA, reflecting a range of internal rate of return of 30.9% to 39.2% and a multiple on invested capital of 2.9x to 3.8x, in each case, based on the FTAC initial public offering price of $10.00 per share, while recognizing that the achievement of such returns could not be assured, and that the Business Combination has similar characteristics to other transactions involving Mr. Foley in the financial technologies industry, including an attractive platform with a defensible market position and multiple attractive acquisition opportunities to strengthen market position further, each of which made PGHL an attractive investment for FTAC;

FTAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 135

6.

We note that transaction valuation and pro forma equity ownership percentages appeared to be key factors in structuring the overall transaction between the various shareholder contingency groups. If true, please disclose that the FTAC board of directors considered the pro forma equity ownership percentage of FTAC’s shareholders as ultimately determined, and in relation to other shareholder contingency groups, to be a positive or negative factor in approving the business combination.

Paysafe advises the Staff that it intends to revise its disclosure on page 136 to disclose the FTAC Board’s view that the pro forma equity ownership of FTAC’s public shareholders to be a positive factor in approving the business combination as shown below.

•

Reasonableness of Aggregate Consideration. Following a review of the financial data provided to FTAC, including Paysafe’s historical financial statements and certain unaudited prospective financial information, FTAC’s due diligence review of Paysafe’s business and the support for the valuation of Paysafe implied by the Transactions indicated by the successful commitments obtained in the PIPE Investment, the FTAC Board considered the aggregate consideration to be paid and determined that the aggregate consideration was reasonable in light of such data and financial information;

•

Pro Forma Equity Ownership. The FTAC Board considered the fact that the Founder and certain of the Sponsor Persons were willing to forfeit 7,987,877 shares of FTAC Class B Common Stock in connection with the Closing, which benefits the ownership percentage for the FTAC public stockholders;

Securities and Exchange Commission	10	February 19, 2021

•

Due Diligence. FTAC’s management and advisors conducted significant due diligence examinations of Paysafe, including: conducting commercial due diligence, conducting financial, tax and legal due diligence, conducting discussions with the Paysafe’s management and FTAC’s financial, tax and legal advisors concerning such due diligence examination of Paysafe;

*    *    *    *    *

Securities and Exchange Commission	11	February 19, 2021

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Mara Ransom

Scott Stringer

Lyn Shenk

Paysafe Limited

Philip McHugh

Izzy Dawood

Weil, Gotshal & Manges LLP

Michael J. Aiello

Eoghan P. Keenan